Exhibit 99.1

Quhuo Limited Chairman’s Letter 2020

Dear Shareholders:

2020 was a memorable year for Quhuo as we were successfully listed on Nasdaq in July, a key milestone in our Company’s history. It was a horrendous year as well, due to the outbreak of the Covid-19 pandemic.

2020: Year in Review

As China’s leading workforce operations solution provider serving localized community needs, our business encountered major challenges. Many cities and small townships experienced periodic lockdowns starting in the first quarter, which had a major impact on the mobility of our workforce, operational logistics, and costs.

Urban gig workers in China have a clear seasonal migration pattern. During Chinese New Year, most gig workers, including delivery riders and waiters, go back to their hometowns to see their families, and return to the cities when the holiday is over. In 2020, the Chinese New Year coincided with the outbreak of the COVID-19 pandemic in China.

Our workforce was unable to come back from their hometowns to the cities after Chinese New Year due to travel restrictions, giving us extraordinary problems with workforce organization and recruitment.

2020 was also a difficult year for the workers themselves, beyond our own management dilemmas, particularly at the blue-collar, urban gig worker level. The pandemic had a significant impact on their lives and work. Some were laid off and had to look for new jobs when the restaurants and hotels they worked in were shut down during the crisis. Some had to bear the risk of contagion, to deliver food and goods to customers. Some had to work two part-time jobs to make a living as the pandemic led to pay cuts in their original jobs.

As a leading gig work platform, we spared no effort to provide support and help our workers weather the tough times in 2020. We increased the types of work we provided and made the jobs more flexible to help our workers use their time and skills to increase their incomes. We were able to provide our workers with enough work opportunities not to suffer loss of income, because we maintained steady growth taking the whole year into account, despite the lockdowns. The number of average monthly active workers increased from over 39,900 in the three months ended December 31, 2019 to over 48,900 in the three months ended December 31, 2020. We provided more training and targeted care for our workers relating to the pandemic. We launched online training courses for workers to help improve their skills. We also remained committed to health and safety education and helped our workers learn to protect themselves from the risk of contagion.

Workers are our core asset, and the mainstay of our services. Thanks to our determined efforts to prioritize and better serve workers, the turnover rate of our labor pool remained largely flat, better than the average level for the industry. This is one of the key reasons for our solid results in 2020.

Despite these tremendous difficulties, which disrupted our business, the business of our partners, and the lives of our workers and the people they served, as a result of our determined efforts, we still achieved top-line growth in 2020. Our solid performance in 2020 was mainly attributable to the following:

•	Our platform saw growing appeal in the labor market with more active workers on the platform;

•	We continued to invest in our technological capabilities to boost operational efficiency;

•	We reinforced our leading market position by expanding our urban coverage and operational intensity;

•	We expanded service offerings under multiple consumption scenarios, offering workers more job and income opportunities;

•	We boosted the efficiency of our management network across China’s main cities;

•	Our management took timely and effective measures in response to the negative impact of the pandemic.

In 2020, total revenues grew by 25.5% to RMB2.6 billion year-over-year, and we kept management costs down while investing in R&D to refine our management system and improve operational efficiency by restructuring workflow. Adjusted net income increased by 50% year over year to RMB77.1 million, and adjusted EBITDA increased by 40% year over year to RMB 130.6 million. In summary, I am pleased that, in the middle of a global pandemic, we achieved revenue growth, kept management costs down and turned profitable in 2020.

Strategic Initiatives: Multi-scenario Deployment

Multi-scenario deployment was our most important strategic initiative in 2020. As of the end of 2020, our service portfolio covered a variety of consumption scenarios, including housekeeping services, mobility services (ride hailing and bike sharing), on-demand delivery (food, fresh food and grocery delivery). In addition, leveraging our nationwide management network and large-scale labor pool, we were able to provide these services across all the major cities in China. We believe this was our biggest achievement in 2020, based on our forward-looking strategic initiatives. Multi-scenario deployment will contribute to sustaining the rapid growth of our business going forward.

In the fourth quarter of 2020, we invested in Lailai Information Technology (Shenzhen) Co., Ltd. (“Lailai”), a leading on-demand workforce platform that specializes in housekeeping solutions for hotels and B&Bs in China. This investment is part of our greater strategic plan to scale up our housekeeping solutions business.

We think the market for housekeeping services is huge, in the trillions of RMB, and it is also fragmented, lacking in any kind of industrial standards, and very much in the first stage of product development.

Lailai has a proprietary on-demand workforce management system, which can connect to Quhuo’s Quhuo+ management system directly. Prior to our investment, Lailai operated its business in 25 cities in China, aligned closely with Quhuo’s regional coverage. We can share resources and networks to the greatest extent. Post investment, we have integrated the businesses of Quhuo and Lailai. Lailai can now leverage Quhuo’s large-scale pool of workers and its management network across over 100 cities, which will enable rapid growth for our housekeeping solution business.

In combination with Lailai, we have built a strong foothold in the housekeeping solution sector with the follow competitive advantages:

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We have a rich variety of housekeeping jobs, including more than a dozen job positions such as room cleaning staff, public area cleaning staff, stewards, equipment maintenance workers, catering staff, dishwashers, restaurant cleaning staff, and more;

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We provide services to many renowned hotel customers, including Hilton Hotels and Resorts, Kingkey Group, Marriott International, and Kempinski Hotels, restaurant chain customers. And by the end of 2020, we also served about 2,700 B&Bs nationwide for housekeeping solutions;

•	We were providing services in about 70 cities across China by the end of 2020, with frontline management networks for labor management and operations in these cities;

•	Our internal online referral system, based on our established large labor pool, provides a rich source of workers for the housekeeping solutions sector;

•

Our housekeeping operational system, which connects directly with the Quhuo+ management system, enables us to provide standardized services, integrate workforce management and make personalized task recommendations for workers in our system;

•	Through our online training platform, workers can learn housekeeping skills to quickly improve their work performance.

Leveraging these advantages, we are confident that the housekeeping solution business will grow rapidly in 2021 and become an important growth engine for our long-term development.

Strategically, housekeeping paves the way to developing a workforce based on household family units, which will build wealth and raise living standards among some of China’s neediest workers. We consider this objective a cornerstone of our ESG goals, helping to reduce income inequality and creating an upward mobility path for people who have few other prospects.

Outlook for 2021

For the new year, we believe Quhuo will deliver better performance as compared with 2020, driven by the following factors:

•	As the vaccination rate has increased quickly and Covid-19 has been almost completely contained in China, the uncertainty brought by the pandemic will decrease significantly;

•

People’s lives and consumption behavior were dramatically impacted by the pandemic. The penetration rate of online shopping, including online orders for food, has been on a fast track, which will benefit our food and grocery delivery businesses;

•	We have witnessed so called “revenge consumption” in the travel and restaurant sectors over the past several months. This bodes well for our housekeeping business;

•	The acquisitions made in Q4 2020 in the housekeeping business will contribute to our results in 2021 on a full year basis;

•

Our matrix of frontline management networks for labor management and operations for housekeeping, food delivery and ride-hailing allows us to utilize our labor force under multiple scenarios, which will be positive for achieving higher gross margin while reducing operating expenses.

I want to reinforce that housekeeping is a large but fragmented sector that will be on a fast track in the years ahead, and the acquisition of leading players like Lailai puts us in a strong position to capture tremendous opportunities in the sector. And in 2021, we may seek additional acquisitions depending on the opportunities we see in the market.

On top of that, in 2021, we will enhance our services to workers on our platform, including by offering vocational training and introducing services and products which are relevant to their day-to-day lives, which will strengthen worker stickiness.

We have developed a mobile APP with extensive training materials to help our workers acquire job-related knowledge, learn skills and be better informed about health and safety guidelines. We are going to work together with other specialized companies to offer workers other services, such as home rentals, entertainment, financial services, daily necessities, and more.

In the second half of 2021, we will work with selected training schools and training centers all over China to design programs needed by our workforce. The courses will help our workers develop their careers. If proved effective, our training services will apply to the recruitment platform as well as to management with online training. We are already testing recruitment centers in a few cities, and will develop this service based on the results of our pilot program.

Environment, Social and Governance (ESG) Initiatives

Among China’s key national goals is raising the living standards of all its people, including its blue-collar workforce. One of the things I have witnessed over the past eight years is that blue-collar workers have few chances to improve their skills or get training or education once they arrive from their villages in the city, both because of the pressures of earning money and lack of training services focused on their needs and educational levels. The result is that they change jobs two or three times a year, a huge resource waste. The jobs they get give them money but not a future or a career. This is one of the problems we want to address through a training system as well as diversifying our workforce to bring women into the workforce.

We are doing everything we can to improve the living standards of our workers. Over time, one of the issues we can help solve is to figure out a way to bring the caregivers, normally the wives, and children of our workers into the cities, instead of leaving them in the villages while their spouses, normally men, work in the cities. As a first step, Quhuo is trying to diversify our work menu. For example, the husband can do ride hailing or food delivery and his wife can do housekeeping to increase family income.

By the fourth or fifth year, we would like to be able to include educational services for the children and accommodation services for the parents. Tier One and Tier Two cities already have private schools for workers’ children, but the integration of China’s blue-collar workforce by ending residency restrictions is underway and we plan to be part of the transformation. The National People’s Congress in March unveiled a plan to loosen residency restrictions in most urban areas and replace the household registration system, or hukou, with a points system. This will help to unleash the demand power of China’s 160 million migrant workers, as well as provide a path to unite families and raise living standards.

Most of our ESG focus is on the social pillar of ESG, but in addition we have plans to reduce our carbon footprint and ensure compliance with regulatory standards affecting our industry, especially as we expand.

Looking Ahead

This is my first occasion to report to stakeholders since our IPO last July. We are grateful for your trust during this bumpy period. We have done well, considering the headwinds for a company based on workforce solutions, and we expect to be even more successful with structural changes in the food delivery supply chain, diversification of our workforce through our new housekeeping business, and the introduction of vocational and other forms of training we plan to offer to millions of workers across the country. As always, we strive to ensure that we are creating value for our investors, management, and the workers across our system.

Sincerely,

Leslie Yu

Chairman and CEO

Quhuo Limited

This chairman letter contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Quhuo’s business plan and development, financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on Quhuo’s current expectations and involve risks and uncertainties. Quhuo’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties related to Quhuo’s abilities to (1) manage its growth and expand its operations, (2) address any or all of the risks and challenges in the future in light of its limited operating history and evolving business portfolios, (3) remain its competitive position in the on-demand food delivery market or further diversify its solution offerings and customer portfolio, (4) maintain relationships with major customers and to find replacement customers on commercially desirable terms or in a timely manner or at all, (5) maintain relationships with existing industry customers or attract new customers, (6) attract, retain and manage workers on its platform, and (7) maintain its market shares to competitors in existing markets and its success in expansion into new markets, as well as the length and severity of the recent COVID-19 outbreak and its impact on Quhuo’s business and industry. Other risks and uncertainties are included under the caption “Risk Factors” and elsewhere in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on July 10, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Quhuo undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.